UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Rydex Capital Partners SPhinX Fund

(Name of Subject Company (issuer))

(Name of Filing Person (issuer))

Shares of Beneficial Interest, $0.01 par value

(Title of Class of Securities)

78355X104

(CUSIP Number of Class of Securities)

Michael P. Byrum

President

Rydex Capital Partners SPhinX Fund

9601 Blackwell Road, Suite 500

Rockville, MD 20850

(888) 597-9339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

copy to:

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Ave. NW

Washington, DC 20004

Calculation of Filing Fee

Transaction Valuation: $96,525,106.73 (a)	Amount of Filing Fee: $11,361.01 (b)

(a)   Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for one hundred percent of the Issuer’s outstanding shares of beneficial interest is based on the total net asset value of the Issuer’s outstanding shares of beneficial interest as of April 3, 2006.

(b)   Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Rydex Capital Partners SPhinX Fund, a Delaware statutory trust (the “Issuer”), to purchase up to one hundred percent (100%) of its shares of beneficial interest (“Shares”) as are properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time May 22, 2006, unless extended (the “Expiration Date”). The Issuer is offering to purchase Shares, without interest, net to the participating shareholders (“Shareholders”) in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Purchase dated April 25, 2006 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Special Repurchase Offer.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9 and 11. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10. FINANCIAL STATEMENTS. Audited financial statements are included in the Fund’s Annual Report dated March 31, 2005, which was filed on EDGAR on Form N-CSR on June 1, 2005, and are incorporated herein by reference. The unaudited semi-annual financial statements are included in the Fund’s Semi-annual Report, dated September 30, 2005, which was filed on EDGAR on Form N-CSR on December 8, 2005, as amended February 14 and March 24, 2006, and are also incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.	DESCRIPTION
(a)(1)(i)	Form of Offer to Purchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter to Financial Intermediaries

(a)(1)(iv)	Form of Email Notification to Financial Intermediaries

(a)(1)(v)	Form of Letter to Clients of Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2006	Rydex Capital Partners SPhinX Fund

	By:	/s/ Joanna M. Haigney
Name: Joanna M. Haigney
Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Purchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter to Financial Intermediaries

(a)(1)(iv)	Form of Email Notification to Financial Intermediaries

(a)(1)(v)	Form of Letter to Clients of Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries